LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

January 17, 2019

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”) File Nos. 033-58846 and 811-07538

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 92 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on November 2, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Tuesday, December 18, 2018 at approximately 3:00 p.m. with Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Focused Growth Fund (“Focused Growth Fund”) and Lord Abbett Health Care Fund (“Health Care Fund,” and each, a “Fund”), and the Trust’s responses thereto, are summarized below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Post-Effective Amendment No. 94 to the Registration Statement, which is expected to be filed with the Commission on January 29, 2019 and will become effective on January 31, 2019 (the “Amendment”), will relate solely to Focused Growth Fund and will reflect changes made in response to your comments on Focused Growth Fund. The Amendment will not relate to Health Care Fund because its launch is being delayed. We expect to file Post-Effective Amendment No. 95 to the Registration Statement with the Commission on January 29, 2019 pursuant to Rule 485(b)(1)(iii) for the purpose of delaying the effectiveness of Health Care Fund’s Registration Statement. A later Post-Effective Amendment to the Registration Statement will be filed for Health Care Fund and will reflect changes made in response to your comments on Health Care Fund.

[1]	Accession No. 0000930413-18-003261.

Ms. Jaea Hahn

January 17, 2019

Part A – General

1. Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

2. Please fill in all blanks and remove all brackets from the next filing with the Commission.

Response: All blanks have been filled in and all brackets have been removed from the Amendment.

3. Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable.

4. We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Part B – Prospectuses

Focused Growth Fund

5. In reference to the fee table in the “Fees and Expenses” section of the Fund Summary, please confirm supplementally whether Lord Abbett may recoup any expenses reimbursed under the Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor LLC (“Lord Abbett Distributor”).

Response: The Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the Expense Limitation Agreement.

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Ms. Jaea Hahn

January 17, 2019

6. The first sentence of the first full paragraph under “Principal Investment Strategies” in the Fund Summary on page 6 of the prospectus states: “The Fund may invest up to 10% of its net assets in securities of foreign companies, including emerging market companies…” Please clarify how the Fund determines whether a company is an emerging market company.

Response: The first full paragraph under “Principal Investment Strategies” in the Fund Summary has been revised as shown below (added text underlined and deleted text in strikethrough):

The Fund may invest up to 10% of its net assets in securities of foreign companies, including emerging market companies and American Depositary Receipts (‘‘ADRs’’), Global Depositary Receipts (‘‘GDRs’’), and other similar depositary receipts. The Fund defines foreign companies as those whose securities are traded primarily on non-U.S. securities exchanges. The Fund considers emerging market countries to include countries that are not currently classified as a Developed Market by MSCI. Foreign securities may be denominated in the U.S. dollar or other currencies. Because ADRs represent exposure to foreign companies, the Fund deems them to be foreign investments even though they trade on U.S. exchanges.

7. We note that the Fund is non-diversified under the Investment Company Act of 1940, as amended. Please clarify whether the Fund will concentrate its investments in any industry. If the Fund does intend to concentrate in any industry, please add relevant disclosure to this section, as well as corresponding risk disclosure to “Principal Risks.”

Response: The Fund will not concentrate its investments in any industry.

8. In the table under “Management – Portfolio Managers” in the Fund Summary, please consider revising the column heading “Member of the Investment Management Team Since” to “Portfolio Manager Since.”

Response: We have revised the referenced column heading to “Member of the Portfolio Management Team Since.”

9. In the table under “Management – Portfolio Managers” in the Fund Summary, please consider adding the month of the year in which the portfolio manager joined the portfolio management team.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which the portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

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Ms. Jaea Hahn

January 17, 2019

10. On page 11 of the prospectus, before “Investment Objective,” please consider marking where the statutory prospectus begins.

Response: We have reformatted the prospectus so that the start of the statutory prospectus is now clearly delineated.

11. We note that there is no mention of Brexit in “Market Disruption and Geopolitical Risk” in the “Additional Operational Risks” section of the statutory portion of the prospectus. Please confirm supplementally whether the Fund expects to have significant investments in the UK or EU. If the Fund expects to have significant investments in the UK or EU, please consider adding risk disclosure relating to Brexit.

Response: Although the Fund does not currently expect to have significant investments in the UK or EU, depending on market conditions, the Fund may be significantly invested in the UK and the EU. The second paragraph in “Market Disruption and Geopolitical Risk” has been revised as shown below (added text underlined and deleted text in strikethrough):

Market Disruption and Geopolitical Risk: While the U.S. Government has always honored its credit obligations, a default by the U.S. Government (as has been threatened in recent years) would be highly disruptive to the U.S. and global securities markets and could significantly reduce the value of the Fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could adversely affect the U.S. economy, decrease the value of many Fund investments, and increase uncertainty in or impair the operation of the U.S. or other securities markets. Uncertainty surrounding the sovereign debt of several European Union (“EU”) countries, as well as the continued existence of the ~~European Union~~EU itself, has disrupted and may continue to disrupt markets in the United States and around the world. If a country changes its currency or leaves the ~~European Union~~EU or if the ~~European Union~~EU dissolves, the world’s securities markets likely will be significantly disrupted. In June 2016, the United Kingdom (“UK”) approved a referendum to leave the EU (commonly known as “Brexit”) and in March 2017, the UK commenced the formal process of withdrawing from the EU. Brexit has resulted and may in the future result in volatility in European and global markets and could have negative long-term impacts on financial markets in the UK and throughout Europe. Considerable uncertainty exists over the potential consequences and precise timeframe for Brexit, how it will be conducted, how negotiations of trade agreements will proceed, and how the financial markets will react, and, as this process unfolds, markets may be further disrupted. Further, Brexit may lead to legal and tax uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. The consequences of the UK’s or

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January 17, 2019

another country’s exit from the EU also could threaten the stability of the euro for remaining EU countries and could negatively affect the financial markets of other countries in the European region and beyond.

Substantial government interventions (e.g., currency controls) also could adversely affect the Fund. War, terrorism, economic uncertainty, and related geopolitical events have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Likewise, natural and environmental disasters, such as the earthquake and tsunami in Japan in early 2011, and systemic market dislocations of the kind surrounding the insolvency of Lehman Brothers in 2008, if repeated, would be highly disruptive to economies and markets, adversely affecting individual companies and industries, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Fund’s investments. During such market disruptions, the Fund’s exposure to the risks described elsewhere in the “Principal Risks” section of the prospectus will likely increase. Market disruptions, including sudden government interventions, can also prevent the Fund from implementing their investment strategies and achieving their investment objectives. To the extent the Fund has focused its investments in the stock index of a particular region, adverse geopolitical and other events in that region could have a disproportionate impact on the Fund.

Health Care Fund

12. The first sentence of the first paragraph under “Principal Investment Strategies” in the Fund Summary states: “Under normal conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of health care-related companies.” Please clarify what is meant by “securities” (e.g., equity securities or fixed income securities).

Response: We have revised the referenced sentence as follows (added text underlined): “Under normal conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity and equity-related securities of health care-related companies.”

13. The penultimate sentence of the first paragraph under “Principal Investment Strategies” in the Fund Summary states: “The Fund will normally invest at least 25% of its total assets, in the aggregate, in the following industry groups: health care equipment and services and pharmaceuticals, biotechnology, and life sciences.” Please include corresponding industry risk for each specific industry in “Principal Risks,” if appropriate.

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Ms. Jaea Hahn

January 17, 2019

Response: The “Health Care-Related Companies Risk” in the “Principal Risks” section of the Fund Summary has been renamed “Health Care Sector Risk” and has been revised as shown below (added text underlined and deleted text in strikethrough):

The Fund is subject to the risks faced by companies in the health care sector, including companies in the health care equipment and services industry and the pharmaceuticals, biotechnology, and life sciences industry. Investments in companies in the health care sector ~~health care-related companies~~ are subject to the general risks associated with the health care sector, including new or anticipated legislative actions and changes in government regulations, restrictions, funding or subsidies, ~~patent considerations~~ dependence on patents and intellectual property rights, expenses and losses from litigation based on product liability and similar claims, industry and pricing competition that may result in price discounting, long and costly processes for obtaining new product approval by the U.S. Food and Drug Administration (the “FDA”), extensive research and development, marketing, and sales costs, thin capitalization, and limited product lines, markets, financial resources, or personnel, and rapid technological change and potential for product obsolescence. In addition to the general risks associated with the Fund’s investments in the broader health care sector, the Fund is also subject to specific risks associated with its investments in companies in the health care equipment and services industry and the pharmaceuticals, biotechnology, and life science industry, which are discussed in more detail below.

•	Health Care Equipment and Services Industry Risk: The Fund is subject to the risks faced by companies in the health care equipment and services industry. In addition to the risks associated with the health care sector overall, companies in this industry, including health care providers, may have difficulty obtaining staff to deliver services and may be subject to an increased emphasis on the delivery of health care through outpatient services. Further, competition is high among health care equipment companies and can be significantly affected by extensive government regulation or government reimbursement for medical expenses. Health care equipment also may be subject to extensive litigation based on malpractice claims, product liability claims, or other litigation.

•	Pharmaceuticals, Biotechnology and Life Sciences Industry Risk: The Fund is subject to the risks faced by companies in the pharmaceuticals, biotechnology, and life sciences industry. In addition to the risks associated with the health care sector overall, companies in this industry face the risks of new technologies and competitive pressures and regulations and restrictions imposed by the FDA, the U.S. Environmental Protection Agency, state and local governments, and foreign regulatory authorities. Also, stock prices of biotechnology companies may be
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January 17, 2019

volatile, particularly when their products are up for regulatory approval and/or under regulatory scrutiny.

14. The second sentence of the second paragraph under “Principal Investment Strategies” in the Fund Summary states: “In identifying investments for the Fund, the portfolio management team will evaluate the health care industry and regulatory conditions and seek to invest in securities with favorable reward-to-risk characteristics where they believe they have a differentiated viewpoint.” Please restate the phrase “where they believe they have a differentiated viewpoint” in plain English.

Response: We have revised the referenced sentence as follows (added text underlined and deleted text in strikethrough): “In identifying investments for the Fund, the portfolio management team will evaluate the health care industry and regulatory conditions and seek to invest in securities the portfolio management team believes have~~with~~ favorable reward-to-risk characteristics ~~where they believe they have a differentiated viewpoint~~.”

15. The third sentence of the second paragraph under “Principal Investment Strategies” in the Fund Summary states: “In making investment decisions, the portfolio management team utilizes the information provided by, and the expertise of, Lord Abbett’s research staff across the capital structure.” Please restate the phrase “across the capital structure” for clarity.

Response: We have revised the referenced sentence as follows (added text underlined and deleted text in strikethrough): “In making investment decisions, the portfolio management team utilizes the information provided by, and the expertise of, Lord Abbett’s equity research analysts in combination with insights from Lord Abbett’s credit research analysts~~staff across the capital structure~~.”

16. The third paragraph under “Principal Investment Strategies” in the Fund Summary addresses the types of equity securities in which the Fund may invest. Please clarify whether the Fund intends to apply an allocation formula to determine how much of its portfolio to invest in the identified instruments.

Response: The Fund does not intend to apply an allocation formula to determine how much of its portfolio to invest in the identified instruments.

17. The first sentence of the fourth paragraph under “Principal Investment Strategies” in the Fund Summary states: “The Fund may invest in U.S. and non-U.S. (including emerging market) companies…” Please add disclosure clarifying how the Fund defines non-U.S. and emerging market companies.

Response: We respectfully acknowledge the staff’s comment; however, we believe that the sentence is intended to convey that the Fund will be invested across a broad range of securities and markets, rather than constrain the Fund’s ability to invest in certain markets.  In

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January 17, 2019

addition, we believe that the current disclosure in the prospectus adequately addresses the particular risks associated with investments in a broad range of non-U.S. and emerging markets.

18. The last sentence of the penultimate paragraph under “Principal Investment Strategies” in the Fund Summary states: “Some examples of the types of derivatives in which the Fund may invest are forward contracts, futures, options, and swap agreements.” Please confirm supplementally that the Fund intends to limit its investment in instruments that generate non-qualifying income in order to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: We confirm that the Fund intends to limit its investment in instruments that generate non-qualifying income in order to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code.

19. Please revise “Derivatives Risk” in the “Principal Risks” section of the Fund Summary to include only a summary of “Derivatives Risks” in the “Principal Risks” section of the statutory portion of the prospectus.

Response: The Fund believes that the disclosure in “Derivatives Risk” in the “Principal Risks” section of the Fund Summary is consistent with the requirements of Item 4(b) of Form N-1A because it is a summary of the longer “Derivatives Risk” disclosure in the “Principal Risks” section of the statutory prospectus and thus respectfully declines to make the requested revision.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Associate General Counsel Lord, Abbett & Co. LLC
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